Exhibit 12.1
Cadence Design Systems, Inc
Ratio of earnings to fixed charges
$ in thousands

	Six months ended	(FY 2006)	(FY 2005)	(FY 2004)	(FY 2003)	(FY 2002)
	June 30, 2007	December 30, 2006	December 31, 2005	January 1, 2005	January 3, 2004	December 28, 2002

Earnings
Income (loss) before income taxes	$147,794	$241,878	$128,483	$86,437	$(30,565)	$144,020

Earnings (losses) in equity interests	(1,720)	(1,200)	(6,489)	(16,900)	(10,875)	(9,395)
Fixed charges	12,293	22,517	15,107	14,731	12,783	10,570

Net ‘Earnings’ as defined	$161,807	$265,595	$150,079	$118,068	$(6,907)	$163,985

Fixed charges
Total operating lease expenses	$17,307	$30,506	$28,982	$25,600	$23,343	$23,300

Interest component of operating lease expense (deemed to be 1/3 of op. lease expense)	5,769	10,169	9,661	8,533	7,781	7,767
Interest expense	6,524	12,348	5,446	6,198	5,002	2,803

Total Fixed charges	$12,293	$22,517	$15,107	$14,731	$12,783	$10,570

Earnings to fixed charges ratio	13.2	11.8	9.9	8.0	—	15.5

Earnings excess (deficiency)	$149,514	$243,078	$134,972	$103,337	$(19,690)	$153,415